Exhibit 99.2

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Sale of PharmaSynth

Brisbane, Australia. 17 November 2008: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced that the Company’s wholly-owned biopharmaceutical manufacturing business, PharmaSynth Pty Ltd, is for sale.

Progen spun–out its biopharmaceutical manufacturing division into PharmaSynth in July 2008. This decision was made so Progen could focus on drug development. It is expected that any acquirer of the business will be engaged by Progen to assist in the technology transfer of PI-88 raw materials manufacturing to any licensee.

PharmaSynth has been successful in winning additional external manufacturing contracts and is currently profitable. The PharmaSynth team, led by CEO Les Tillack, have more than 15 years of contract manufacturing experience in the development and manufacture of biopharmaceutical material for phase 1 to phase 3 clinical trials and the production of veterinary products for commercial sale.

PKF Transaction Services (PKF) have been engaged to manage this sale process. An Information Memorandum is available from PKF. Expressions of interest are to be submitted to PKF by 19 December 2008.

Further information:
Linton Burns
Chief Operating Officer
Tel: +61 7 3842 3333
Email: lintonb@progen-pharma.com

PKF Transaction Services:
Mr Brett Plant
Director
Tel: +61 3226 3560
Email: Brett_Plant@pkf.com.au